UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 8)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MONEYGRAM INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60935Y208
(CUSIP Number)

Amr Razzak
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4533
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 60935Y208

1	NAME OF REPORTING PERSONS
Ripple Labs Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,499,533

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
4,499,533

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,499,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.80%

14	TYPE OF REPORTING PERSON
CO

Introductory Note

This filing (this “Amendment”) constitutes Amendment No. 8 to the Schedule 13D originally filed by Ripple Labs Inc. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2019 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc., a Delaware corporation (the “Issuer”), as previously amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 filed with the SEC on November 26, 2019, November 27, 2020, December 4, 2020, December 14, 2020, March 11, 2021, March 22, 2021 and March 30, 2021, respectively. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as previously amended. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D as previously amended. When disclosure made in one Item in the Original Schedule 13D as previously amended was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Original Schedule 13D as previously amended.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and supplemented as follows:

(a), (b) The Reporting Person holds and has sole voting and investment power with respect to 4,499,533 shares of Common Stock, representing 5.80% of the shares of Common Stock outstanding (on the basis of the 77,578,455 shares of Common Stock outstanding as of March 8, 2021, as reported by the Issuer in its 2021 definitive proxy statement on Schedule 14A filed by the Issuer on March 25, 2021).

(c) The following table sets forth the sales by the Reporting Person pursuant to the Plan totaling 1,604,429 shares of Common Stock, all on the open market:

Date of Transaction	Quantity of Shares of Common Stock(1)	Price per Share(2)	Range of Prices per Share(1)
3/31/2021	183,414	$ 6.40	$5.98 to $6.60
4/1/2021	402,349	$ 7.23	$6.61 to $7.51
4/5/2021	236,563	$ 7.01	$6.75 to $7.41
4/6/2021	160,203	$ 7.20	$6.97 to $7.36
4/7/2021	214,103	$ 7.18	$6.92 to $7.44
4/8/2021	241,617	$ 6.88	$6.63 to $7.35
4/9/2021	166,180	$ 6.48	$6.37 to $6.74

(1)
The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price within such range.

(2)	Represents the weighted average price for shares sold in multiple transactions.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

RIPPLE LABS INC.

By:	/s/ Eric van Miltenburg
Name:	Eric van Miltenburg
Title:	Chief Business Officer